UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________
FORM 8-K

_______________________________

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 28, 2018

SYNNEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-31892	94-2703333
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

44201 Nobel Drive, Fremont, California	94538
(Address of principal executive offices)	(Zip Code)
(510) 656-3333
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report.)
_______________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01    Entry into a Material Definitive Agreement.

Merger Agreement

On June 28, 2018, SYNNEX Corporation (“SYNNEX”), Delta Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of SYNNEX (“Merger Sub I”), Delta Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of SYNNEX (“Merger Sub II”), and Convergys Corporation, an Ohio corporation (“Convergys”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub I will merge with and into Convergys (the “Initial Merger”), with Convergys surviving the Initial Merger as a wholly owned subsidiary of SYNNEX (such surviving corporation, the “Surviving Corporation”), followed immediately by the merger of the Surviving Corporation with and into Merger Sub II (the “Subsequent Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub II surviving the Subsequent Merger as a wholly owned subsidiary of SYNNEX. The board of directors of SYNNEX, Merger Sub I, Merger Sub II and Convergys, respectively, have unanimously approved the Merger Agreement and the Mergers.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, at the effective time of the Initial Merger (the “Effective Time”), except as otherwise set forth in the Merger Agreement, each issued and outstanding common share, without par value, of Convergys (the “Company Common Shares”) will be converted automatically into and thereafter represent only (i) the right to receive $13.25 in cash (the “Cash Consideration”) and (ii) 0.1193 shares of common stock, par value $0.001, of SYNNEX (“SYNNEX Stock”), subject to certain adjustments to be made at closing if the 20 day average trading price of SYNNEX Stock three trading days prior to closing has increased or decreased by more than 10% from a baseline price, plus cash in lieu of any fractional shares of SYNNEX Stock (the “Stock Consideration”), in each case, without interest ((i) and (ii) together, the “Merger Consideration”).

The Merger Agreement contains customary representations and warranties of Convergys and SYNNEX relating to their respective businesses and public filings, in each case generally subject to a materiality and “Material Adverse Effect” qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Convergys, including a covenant to conduct its business in the ordinary course and materially consistent with past practice and to refrain from taking certain actions without SYNNEX’ consent. Convergys has also agreed not to solicit proposals relating to specified alternative transactions or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “Company Superior Proposals” (as defined in the Merger Agreement), enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that Convergys’ shareholders adopt the Merger Agreement. Convergys’s board of directors is permitted to change its recommendation in response to a Company Superior Proposal or if the failure to do so would be inconsistent with its fiduciary duties. The Merger Agreement also provides for covenants of SYNNEX, including a covenant to conduct its business in the ordinary course and materially consistent with past practice.

Consummation of the Mergers is subject to various conditions, including, among others, (i) customary conditions relating to the adoption of the Merger Agreement by the vote of Convergys’ shareholders holding two thirds of the outstanding Company Common Shares (the “Company Shareholder Approval”) and the approval of the issuance of SYNNEX Stock by a majority of votes cast by SYNNEX’ stockholders (the “SYNNEX Stockholder Approval”), (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other similar antitrust laws in Canada, the European Community and the Philippines and (iii) the approval of the listing on the New York Stock Exchange of the shares of SYNNEX Stock to be issued as consideration in the Initial Merger. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement and the absence of a “Material Adverse Effect” (as defined in the Merger Agreement).

The Merger Agreement also provides for certain termination rights of SYNNEX and Convergys, including the right to terminate the Merger Agreement if the Mergers have not been consummated by December 28, 2018, which may be extended for 90 days in order to obtain any required regulatory approvals. Either party may terminate the Merger Agreement if the Company Shareholder Approval has not been obtained at a duly convened meeting of Convergys’ shareholders, the SYNNEX Stockholder Approval has not been obtained at a duly convened meeting of SYNNEX’ stockholders, or an order permanently restraining, enjoining, or otherwise prohibiting consummation of the Mergers becomes final and non-appealable.

If the Merger Agreement is terminated (i) by Convergys prior to the Company Shareholder Approval to enter into a definitive agreement relating to a Company Superior Proposal, or (ii) by SYNNEX following a recommendation by Convergys’ board of directors of an alternative transaction or following a material, willful breach by Convergys of its non-solicitation obligations under the Merger Agreement, then Convergys shall be obligated to pay SYNNEX a fee equal to $74 million (the “Company Termination Fee”). Additionally, in the event that an alternative transaction is proposed publicly by a third party and not withdrawn at least four business days prior to Convergys’ shareholder meeting and the Company Shareholder Approval is thereafter not obtained, then either Convergys or SYNNEX has the right to terminate the merger agreement, and if after such termination Convergys enters into an agreement regarding such alternative transaction within the following 12 months, Convergys will pay one half of the Company Termination Fee, with the other half payable by Convergys upon consummation of such alternative transaction.

If the Merger Agreement is terminated by either party (i) after a meeting of the Convergys’ shareholders in which the Company Shareholder Approval was not obtained, Convergys shall be obligated to pay SYNNEX a fee equal to $12.35 million or (ii) after a meeting of SYNNEX’ stockholders in which the SYNNEX Stockholder Approval was not obtained, SYNNEX shall be obligated to pay Convergys a fee equal to $12.35 million.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential Disclosure Schedules provided by each party in connection with the signing of the Merger Agreement. These confidential Disclosure Schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in parties’ public disclosures. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the parties.

Commitment Letter

In connection with the Merger Agreement, SYNNEX entered into a debt commitment letter (the “Commitment Letter”), dated as of June 28, 2018, with JPMorgan Chase Bank, N.A. (“JPMCB”), Bank of America, N.A. (“Bank of America” and, together with JPMCB, the “Initial Lenders”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), pursuant to which the Initial Lenders have committed to provide a 364-day senior secured term loan facility in an aggregate principal amount of up to $3.57 billion, subject to the satisfaction of certain customary closing conditions (the “Bridge Facility”). The Bridge Facility is available (i) to pay for a portion of the Merger Consideration, (ii) to directly or indirectly pay, repay, repurchase, or settle, as applicable, certain existing indebtedness of Convergys and its subsidiaries, (iii) to refinance in full all outstanding obligations under the Existing Credit Agreement, but only to the extent that an amendment from the requisite lenders to SYNNEX’ existing credit agreement dated as of November 27, 2013 among SYNNEX, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as agent (the “Existing Credit Agreement”), permitting the incurrence of the Bridge Facility or other indebtedness that may be obtained to finance the merger with Convergys and the assumption of certain indebtedness of Convergys is not obtained, and (iv) to pay the costs and expenses related to the merger with Convergys, the Bridge Facility and the transactions being entered into or otherwise contemplated in connection therewith.

If SYNNEX is required to utilize the Bridge Facility, then depending on the use of proceeds described above for which the Bridge Facility may be utilized, amounts drawn thereunder will bear interest at an annual rate equal to LIBOR plus a margin which may initially range from 1.25% to 2.00%, depending on SYNNEX’ consolidated leverage ratio, which margin will be increased by 0.25% for each 90 days that elapse after the closing of the Bridge Facility, up to a maximum range of 2.00% to 2.75%. In addition, up to the lesser of (i) the unfunded commitments under the Bridge Facility and (ii) $350.0 million are available to be drawn down during the 90 day period following the closing of the Bridge Facility to repurchase or settle convertible debentures of Convergys that are tendered for repurchase or converted in connection with the Mergers, and SYNNEX will pay commitment fees on the undrawn amount of this commitment ranging from 0.15% to 0.25% based upon SYNNEX’ consolidated leverage ratio.

Under the terms of the Commitment Letter, JPMCB and MLPFS will act as joint lead arrangers and joint bookrunning managers in connection with the Debt Financing. SYNNEX will pay certain customary fees and expenses in connection with obtaining the Bridge Facility.

The foregoing description of the Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01    Other Events.

Concurrently with the execution of the Merger Agreement, SYNNEX entered into a voting agreement (the “Voting Agreement”) with Convergys’s chief executive officer, chief financial officer and all of Convergys’s directors (collectively, the “Shareholders”). The Company Common Shares beneficially owned by the Shareholders subject to the Voting Agreement (“Voting Agreement Shares”) constituted approximately 1.19% of the total issued and outstanding shares of Convergys’ common shares as of June 27, 2018. Pursuant to the Voting Agreement, the Shareholders have agreed to vote, or cause the holder of record to vote, in favor of (i) the adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers and (ii) any proposal to adjourn or postpone a meeting of shareholders to a later date if there are not sufficient votes to approve the Merger Agreement.

Further, the Shareholders have agreed to vote against (i) any action or proposal in favor of an alternative transaction, (ii) any action or proposal that could be reasonably expected to interfere with or delay the timely consummation of the Mergers and (iii) any amendments to Convergys’s organizational documents that could reasonably be expected to prevent or delay the consummation of closing under the Merger Agreement. The Shareholders also agreed under the Voting Agreement, not to, among other things, sell, transfer, assign, pledge, give, tender in any tender or exchange offer or similarly dispose of any Voting Agreement Shares. The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the time at which the Initial Merger has become effective and (iii) a recommendation by Convergys’ board of directors of an alternative transaction. In addition, any Shareholder may terminate the Voting Agreement with respect to such Shareholder upon written notice to SYNNEX following a change to the Merger Agreement that decreases the amount or changes the form of the Merger Consideration.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On June 28, 2018, SYNNEX distributed the following materials, copies of which are attached hereto as Exhibits 99.2 through 99.7 and are incorporated herein by reference:

•	Letter to clients (Exhibit 99.2)

•	Client FAQs (Exhibit 99.3)

•	Letter to Staff (Exhibit 99.4)

•	Staff FAQs (Exhibit 99.5)

•	Email to Analysts (Exhibit 99.6)

•	Email to Analysts (Exhibit 99.6)

•	Investor Presentation (Exhibit 99.7)

About SYNNEX Corporation

SYNNEX Corporation (NYSE: SNX) is a Fortune 500 corporation and a leading business process services company, providing a comprehensive range of distribution, logistics and integration services for the technology industry and providing outsourced services focused on customer engagement strategy to a broad range of enterprises. SYNNEX distributes a broad range of information technology systems and products, and also provides systems design and integration solutions. Concentrix, a wholly-owned subsidiary of SYNNEX Corporation, offers a portfolio of strategic solutions and end-to-end business services around customer engagement strategy, process optimization, technology innovation, front and back-office automation and business transformation to clients in ten identified industry verticals. Founded in 1980, SYNNEX Corporation operates in numerous countries throughout North and South America, Asia-Pacific and Europe. Additional information about SYNNEX may be found online at www.synnex.com.

About Convergys

Convergys Corporation (NYSE: CVG) delivers consistent, quality customer experiences in 58 languages around the globe. Convergys partners with its clients to improve customer loyalty, reduce costs, and generate revenue through an extensive portfolio of capabilities, including customer care, analytics, tech support, collections, home agent, and end-to-end selling. Convergys is committed to delighting its clients and their customers, delivering value to its shareholders, and creating opportunities for its talented, caring employees in 33 countries around the world.

Visit www.convergys.com to learn more.

Additional Information and Where to Find It
In connection with the proposed transaction between SYNNEX and Convergys, SYNNEX and Convergys will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a SYNNEX registration statement on Form S-4 that will include a joint proxy statement of SYNNEX and Convergys that also constitutes a prospectus of SYNNEX, and a definitive joint proxy statement/prospectus will be mailed to stockholders of SYNNEX and shareholders of Convergys. INVESTORS AND SECURITY HOLDERS OF SYNNEX and CONVERGYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SYNNEX or Convergys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SYNNEX will be available free of charge within the Investors section of SYNNEX’ website at http://ir.synnex.com or by contacting SYNNEX’ Investor Relations Department at 510-668-8436. Copies of the documents filed with the SEC by Convergys will be available free of charge on Convergys’s website at http://investor.convergys.com/ or by contacting Convergys’s Investor Relations Department at (513) 723-7768.

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Participants in Solicitation
SYNNEX, Convergys, and their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SYNNEX is set forth in its Annual Report on Form 10-K for the year ended November 30, 2017, which was filed with the SEC on January 26, 2018, and its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on February 22, 2018. Information about the directors and executive officers of Convergys is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 16, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.
Forward-Looking Statements
DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 related to SYNNEX Corporation (“SYNNEX”), Convergys Corporation (“Convergys”) and the proposed acquisition of Convergys by SYNNEX. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Convergys, SYNNEX or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could and should and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; the anticipated timing of closing of the acquisition; and the methods SYNNEX will use to finance the cash portion of the transaction. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, vendors, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory and shareholder approvals) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against SYNNEX, Convergys or the combined company; failure to protect proprietary or personally identifiable data against unauthorized access or unintended release; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of SYNNEX and Convergys, and on SYNNEX’ and Convergys’s operating results; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.
A further description of risks and uncertainties relating to SYNNEX and Convergys can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.
Neither SYNNEX nor Convergys assumes any obligation to update the forward-looking statements contained in this document as the result of new information or future events or developments.

Item 9.01    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Document

2.1	Agreement and Plan of Merger, dated as of June 28, 2018, by and among SYNNEX, Delta Merger Sub I, Inc., Delta Merger Sub II, LLC, and Convergys Corporation.*

10.1	Commitment Letter, dated as of June 28, 2018, by and among SYNNEX, JPMorgan Chase Bank, N.A., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

99.1	Voting Agreement, dated as of June 28, 2018, by and among SYNNEX and certain officers and directors of Convergys.

99.2	Letter to clients.

99.3	Client FAQs.

99.4	Letter to Staff.

99.5	Staff FAQs.

99.6	Email to Analysts.

99.7	Investor Presentation.

*
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. SYNNEX hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the U.S. Securities and Exchange Commission upon request; provided, however, that SYNNEX may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2018	SYNNEX CORPORATION

	By:	/s/ Simon Y. Leung
Simon Y. Leung Senior Vice President, General Counsel and Corporate Secretary